EXHIBIT 99.1

Anni Vepsalainen Resigns as President of TeliaSonera Finland -- Esa Korvenmaa Appointed as Acting President

STOCKHOLM, Sweden, April 26, 2005 (PRIMEZONE) -- Anni Vepsalainen has on her own initiative decided to resign from her position as President of TeliaSonera Finland to pursue other interests. TeliaSonera has initiated the search for a successor.

Esa Korvenmaa, responsible for the Large Corporate Segment, will from today be acting President of TeliaSonera Finland.

Anni Vepsalainen joined the company in 1987 and has a long and successful career in telecommunications. As Anni Vepsalainen is resigning on her own initiative no severance pay will be made.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 Internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT:  TeliaSonera
          Press Office
          +46-(0)8-713 58 30